Filed Pursuant To Rule 433
Registration No. 333-158105
June 11, 2009
WGC “What’s Next for Gold” June 2009 Power Point Presentation posted on www.spdru.com

The Case for Gold George Milling-Stanley World Gold Council June 2009

Disclaimer The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice. 2

Evaluating an asset 3 Three key criteria Tactical - are there prospects of short-term gains? Strategic - does it merit a long-term allocation? Practical - are there any constraints, is it liquid?

Gold price: recent history 4 July 20, 1999 - $252.80 April 2, 2001 - $255.95 Year end 2003 - $416.25 Year end 2005 - $513.00 Year end 2007 - $833.75 March 17, 2008 - $1,011.25 Year end 2008 - $869.75

Five key price drivers 5 Healthy internal market dynamics Declining US dollar Inflationary concerns Struggling equity markets Rising geopolitical tensions

Structure of the gold market - above ground stocks 6 Data: GFMS Ltd.

Structure of the gold market - demand 7 Data: GFMS Ltd.

Structure of the gold market - supply 8 Data: GFMS Ltd.

9 Reduced mine production

10 Dearth of major new discoveries

11 Some supply-side influences Exploration spending New gold discoveries Extraction costs Mine construction lead times Producer hedging and de-hedging

Recyled gold surges

13 Slower central banks sales

14 European versus BRIC countries' gold reserves Source: WGC, IFS

Possible IMF sales 15 Diligent exploration of possible off-market deals with other official sector institutions. To be carried out within the framework of existing or possible future central bank sales agreements. Sales to be gradual and spread over several years. Remaining 2,800 tonnes to be ring-fenced to end speculation over possible future sales. No net addition to anticipated official sector sales.

Supply summary 16 Mine production: No-one predicting any significant increase. Recycled scrap: Likely to remain unpredictable, and will be determined by price volatility and economic need. Official Sector sales: No reason to fear any increase in net sales.

17 No major threat of increased supply

Record gold price for many consumers 18

19 The strategic arguments Gold has proved to be an effective hedge against inflation in the long run. Gold is a hedge against dollar weakness. Gold is a safe haven in time of financial and geopolitical stress. Gold is typically less volatile than a blue chip stock and a lot less so than other commodities. Gold does not correlate with other mainstream assets, making it an effective portfolio diversifier.

Price volatility in perspective Average 22 Day Volatility, 1 August 2007 - 30 April 2009(%) Average 22 Day Volatility, 1 August 2007 - 30 April 2009(%) Oil 53.1 Silver 44.7 Palladium 37.5 Nikkei 34.2 GSCI Index 33.9 Platinum 32.6 FTSE 30.0 Dow Jones Euro Stoxx Index 26.1 Gold 26.1

Volatility - lower than you may think 21

Gold is an effective portfolio diversifier 22

Gold is also a very practical investment 23

The advent of gold ETFs 24

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What are GLD shares? 26 Each share represents an undivided beneficial interest in a Trust Sole asset of the Trust is gold Shares are designed to track the price of gold, less Trust expenses All but a tiny fraction held in allocated account London Good Delivery 400-oz bars held in HSBC's London vault

Custody arrangements for the gold 27 GLD shares are 100% backed by gold Trust does not enter into any derivative transactions Trust's allocated gold cannot be lent to the market Trust's allocated bars are individually identified and kept segregated from other bars in the vault

The role of Authorized Participants 28 Trust does not deal directly with individual investors Investors buy and sell on the NYSE ARCA platform Authorized Participants are approved broker/dealers APs have gold accounts with HSBC in London APs handle creations and redemptions directly with the Trust

How GLD gets Its gold 29

What are the expenses? 30 Annual expenses are 40 basis points per year of the daily average net asset value of the Trust Trust accrues expenses daily, so that all investors pay a fair share Trust meets expenses by selling a tiny quantity of gold each month Over time, the quantity of gold backing each share will diminish

Retirement plans 31 GLD shares are eligible for inclusion in retirement plans Bullion investments are exempt from the "collectibles" category in retirement accounts provided two conditions are met: minimum purity of 995 parts per thousand gold must be held by qualified retirement plan trustee Private letter ruling from IRS confirms suitability of custodial arrangements

Tax and other considerations 32 Bullion investments are not exempt from the "collectibles" category for Capital Gains tax purposes Long-term Capital Gains on GLD shares are taxed at 28% Legislation to correct this anomaly is being introduced in both the House and Senate Bipartisan support in both legislative chambers GLD shares are eligible for margin accounts

Milestones 33 Daily trading volume in GLD on the NYSE has averaged 15 million shares over the past three months GLD has 36 million ounces or 1,132 tonnes of gold in the Trust on June 8, 2009 The value of this gold was $34 billion GLD easily the leader among gold-backed ETFs Source: Exchange Traded Gold, SSgA Advisor Consulting Services, Bloomberg.

34 Gold ETF holdings have grown dramatically

Important, but not the whole story 35

Summary 36 Gold's investment characteristics make it a relevant asset for all investors, whether private individuals or institutions. The internal supply and demand dynamics support the case for a tactical allocation to gold. The external background is also currently favorable. The diversification benefits of gold provide the most compelling case for longer-term investors.

37 It is gold’s time.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.